UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual fiscal period ended: June 30, 2021

Epilog Imaging Systems, Inc.
(Exact name of issuer as specified in its charter)

Delaware	27-2957582
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

75 E. Santa Clara Street, Suite 600

San Jose, CA 95113

(Full mailing address of principal executive offices)

1-877-374-5642

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semiannual report, the term “Epilog,” “we,” “us” “our” or “the company” refers to Epilog Imaging Systems, Inc., a Delaware corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical facts. Forward-looking statements may be identified by the use of forward-looking terminologies, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict, and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semiannual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six month period ended June 30, 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management, all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Epilog was originally founded as Biotronix Corporation in 2010 as a Delaware holding company. It changed its name to Epilog Imaging Systems, Inc. on July 27, 2015 at which point it began operations.

Epilog develops advanced robotics and computer vision technology to help humans with repetitive tasks. Specifically, the company develops artificial intelligence (“AI”) vision products related to automobiles, self-driving, and the transportation industry. The company is seeking to bring human-quality, AI-based vision driver-assistance technology to millions of cars already on the road today (mobile solutions) as well as queue management systems for monitoring the flow of people and vehicles (stationary solutions). The company’s products offer exceptionally high image quality AI in the form of compact and cost-efficient devices. Epilog products were designed for and best suited to monitoring large spaces such as highways, transportation hubs, parking lots, and arenas.

Epilog’s unique vision technology can see the world around us with an estimated 10x-100x better cost-performance than other systems on the market today. The technology has nine patents granted and several others pending. The company believes that it has an estimated 10-year lead over competing companies.

Epilog currently addresses three main markets in which to deploy its human-level AI vision systems, listed in order of importance:

●	Autonomous vehicles (driver assistance)

●	Queue management (flow of people and vehicles)

●	Super-resolution imaging (Sports & entertainment, remote inspection)

Beginning in the first quarter of 2021, Epilog started production of its queue management products; the initial product being released is called WellCome, a patent-pending remote body temperature measuring device that is being marketed to restaurants, hotels, medical offices, and other small to medium size businesses. We believe full-scale production will begin in the first half of 2022.

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On July 12, 2021, Epilog formed a new wholly-owned subsidiary, “Aperis, LLC”, a California company. Aperis was established to differentiate the branding/messaging for Epilog’s queue management products, distinguishing it from the self-driving technology e.g. SideCar. As of September 25, 2021 Aperis is accepting pre-orders on WellCome on the website aperis.ai, and initial deliveries are planned for the fourth quarter of 2021.

As of third quarter 2021, the Luma concept is being transitioned into a new product called “CloseView”, under the Aperis branding. CloseView assists with reducing the laborious task of automated monitoring large spaces with people and vehicles in them, for example, parking lots adjacent to buildings. The company believes that CloseView positions the company well with regard to fast-emerging automation trends.

Currently, the company is accepting orders for the following products:

•	Luma evaluation system (“EVK”) in the transportation sector.

•	SideCar at a price of $999.

•	Pre-orders on WellCome at a price of $1,995. WellCome is currently in production, with initial deliveries expected in the fourth quarter of 2021, pending the availability of key semiconductor components.

•	Pre-orders on WellCome-Pro at a price of $2,995. WellCome-Pro is currently in production, with initial deliveries expected in the fourth quarter of 2021, pending the availability of key semiconductor components.

Although the company is accepting SideCar reservations in the automotive sector, the SideCar is not yet commercially available, is still under development, and has not yet generated revenues from sales for the company. Development initiatives for Sidecar included the following:

•	Pre-production hardware and software design/development activities.

•	Integration and compatibility testing with various vehicle models and brands.

•	Remote connectivity functions via an iPhone app to help monitor the vehicle.

•	Remote connectivity functions via an iPhone appt to provide control functions such as remote unlock or start.

The company intends to make the SideCar product commercially available in 2022.

Operating Results

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Epilog generated $0 in revenues for the Six Months Ended June 30, 2021 (“Interim 2021”) compared to $10,000 for the Six Months Ended December 31, 2020 (“Interim 2020”).

In 2021 the company transitioned from research and development to beginning production and preparing for product sales and support.

The operating expenses currently consist of: (i) General and Administrative costs, (ii) payroll expenses, (iii) professional fees, (iv) research and development, and (v) depreciation and amortization. Total operating expenses totaled $248,928 for Interim 2021 compared to $91,566 for Interim 2020, an increase of 260%. The increase was primarily due to increases in Payroll expenses of approximately $60,000, and professional fees of $72,000. These increases were due to the expenses related to conducting our offerings of securities and compensating management and employees following receipt of those proceeds.

As a result of the foregoing, the company generated a net loss of $267,765 for the year Interim 2021 compared to a net loss of $89,952 for Interim 2020.

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Liquidity and Capital Resources

Starting on March 28, 2021 the company commenced its initial Regulation A offering. The Regulation A offering consisted of Common Stock. As of June 30, 2021 the company has sold 790,243 shares of Common Stock at a price of $1.40 per share, including 54,632 bonus shares, for a total of $1,065,939.90.

The company’s current capital resources come from investments and contracts. Most company employees continue to receive a significant part of their compensation as equity payments to conserve cash for research & development, product development, and new fundraising activities.

The company maintains a relatively low overhead. As the company transitions to delivering products to customers, traditional lines of credit and inventory financing are expected to be secured as needed.

The company has conducted a successful crowdfunding campaign that has made cash available for the purpose of initial product deliveries.

On June 30, 2021 the company’s cash on hand was $ 777,629, with total assets of $1,111,720. The amount of cash on hand was due to the infusion of new capital from the Regulation A offering. As of December 31, 2020, the company’s cash on hand was $376,482, with total assets of $713,589.

At the same points in time, the company had total liabilities of $435,442 and $412,880, respectively. The largest component of company liabilities is shareholder advances which were previously used to assist with the costs of operations. At June 30, 2021 and December 31, 2020 the amount of advances outstanding is $ $227,525, and $227,525, respectively. The accrued interest balance at June 30, 2021 and December 31, 2020 was $97,717 and $96,513, respectively.

The company has recorded losses since inception, and as of Interim 2021 had an accumulated deficit of $1,337,620 compared to an accumulated deficit of $1,069,855 as of December 31, 2020.

The company plans to continue additional fundraising through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Trend Information

•	Market data suggest both young and older consumers have a preference towards driving less or not at all, SideCar directly addresses these preferences.

•	WellCome was designed by the company as a digital health assistance system in response to COVID-19, which we expect to continue to be a long-term trend.

•	COVID-19 has had a significant and disrupting effect on the global availability of semiconductor components, and this is expected to be a continuing trend negatively impacting the automotive industry.

•	COVID-19 has had a significant effect on traffic. According to published statistics, the company believes that traffic was, on average, 50% less in 2020 compared to 2019.

•	CloseView assists with reducing the laborious task of managing people and vehicles in large spaces. The company believes that the need for more efficiently managing people and vehicles in large spaces is a trend that will continue to grow. CloseView addresses these types of trends.

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Specifically, the company believes the following consumer trends contribute to the successful launch of SideCar, CloseView, and WellCome:

●	Businesses prefer to assign repetitive tasks to machines; this saves labor costs, improves efficiency and consistency.

●	Increasing trends of urbanization mean extended commute times and traffic jams; all this favors driver assistance systems (self-driving) in the long term.

●	According to kbb.com the estimated average transaction price for a light vehicle in the US was $37,876 in February 2020, an increase of 30% compared to 2010.

●	Advanced driving features are increasingly being bundled with electric cars. Not everyone wants an electric car, and most everyone stuck in traffic jams could use driver assistance.

●

We expect the repercussions of the 2019 pandemic to extend well into 2023 and beyond, with businesses and consumers alike taking extra precautions by social distancing. WellCome has been positioned to assist in offering an extra measure of safety.

Since June 30, 2021 the company has completed the following business objectives:

•	In August 3, 2021 the trademark SIDECAR was allowed by the United States Patent and Trademark Office (USPTO.) The allowance is an International Class 9 authorization for a “Day and night vision system primarily comprising motion sensors and a camera for assisting drivers of vehicles.” Epilog’s self-driving product was previously called “Sherpa” and the name change to Sidecar was motivated because of potential trademark conflicts.

•	On August 7, 2021 Epilog entered a loan agreement with StartEngine Primary LLC, where $100,000 in funds for advertising, promotional and advertising were provided. The loan amount shall be repaid to StartEngine or its affiliates on the date of the closing of the Reg A+ offering. The Loan Amount shall bear interest at the rate of 0% per annum, provided that in no event shall the interest rate be less than the minimum rate of interest required in order to avoid the imputation of interest for federal income tax purposes.

•	On July 12, 2021, Epilog filed a Trademark application for the mark WELLCOME covering the Class 9 “Downloadable software in the nature of mobile application software for use in connection with a health device making health measurements and assessments; downloadable software applications for mobile devices for use in connection with a health device making health measurements and assessments.”

•	On July 12, 2021 Epilog formed a new wholly-owned subsidiary, “Aperis, LLC,” a California company. Aperis was established to differentiate the branding/messaging for our queue management products, distinguishing it from the self-driving technology (e.g. SideCar). Aperis will have its own dedicated website, trademarks, salesforce, distribution channels, and patent portfolio. The first product being offered under the Aperis brand is a remote health diagnostic device using the trademark “WellCome™” (formerly WellCome). The second product being developed under the Aperis brand uses the trademark “CloseView™”. The primary application for CloseView is AI analysis of the movement of people and vehicles in very large outdoor or indoor environments, e.g. warehouses, parking lots, etc.

•	On September 21, 2021 Epilog entered a loan agreement with StartEngine Primary LLC, where $150,000 in funds for advertising, promotional and advertising were provided. The loan amount shall be repaid to StartEngine or its affiliates on the date of the closing of the Reg A+ offering. The Loan Amount shall bear interest at the rate of 0% per annum, provided that in no event shall the interest rate be less than the minimum rate of interest required in order to avoid the imputation of interest for federal income tax purposes.

•	On September 14, a new patent application was filed with the USPTO.

•	On September 24, 2021, the Aperis website is available online and accepting pre-orders using the URL www.aperis.ai. The Aperis website helps differentiate the branding/messaging for Epilog’s queue management products. The name “Aperis” originates from the Latin root “Aperio” which literally means “Uncover” or “Reveal”. Aperis products use Epilog’s highly advanced Artificial Intelligence and multispectral stereo imaging capabilities to gain new insights into the world around us.

•	On September 24, 2021 three Epilog patents and patent applications were extended to international filings.

•	Between July 1, 2021 and September 23, 2021 Epilog sold 405,413 shares at an average price of $1.31 per share, with $529,355 in proceeds.

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Item 2.

OTHER INFORMATION

None.

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Item 3. Financial Statements

EPILOG IMAGING SYSTEMS, INC.

Financial Statements

For the periods Ended June 30 2021 and December 31, 2020

(unaudited)

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EPILOG IMAGING SYSTEMS, INC.
BALANCE SHEETS

	(unaudited)	(audited)
	June 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	$777,629	$376,482
Total Current Assets	777,629	376,482

Furniture and Equipment	31,872	23,388
Security Deposit	2,170	2,170
Intangible assets net	300,049	311,549
TOTAL ASSETS	$1,111,720	$713,589

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable	$96,523	$75,165
Accrued interest related party	97,717	96,513
Advances - related party	13,677	13,677
Convertible Notes	-	-
Notes payable related party	227,525	227,525
Total Current Liabilities	435,442	412,880

TOTAL LIABILITIES	435,442	412,880

Commitments and Contingencies	-	-

STOCKHOLDERS' DEFICIT
Common Stock, 0.0001 par value, authorized 345,000,000 shares 13,684,927 and 12,927,696 shares issued and outstanding as of June 30, 2021, and December 31, 2020 respectively	1,450	1,365
Additional paid in capital	2,179,340	1,369,199
Subscriptions receivable	(166,892)	-
Shares to be issued	-	-
Accumulated deficit	(1,337,620)	(1,069,855)
TOTAL STOCKHOLDERS' DEFICIT	676,278	300,709
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,111,720	$713,589

The accompanying footnotes are an integral part of these financial statements.

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EPILOG IMAGING SYSTEMS, INC.
STATEMENTS OF OPERATIONS
For the six months ended June 30,
(unaudited)

	2021	2020
Revenue	$-	$10,000
Cost of goods sold	17,593	8,386
Gross profit	(17,593)	1,614

Expenses
General and Administrative Expenses	67,343	41,520
Payroll Expense	74,339	15,909
Professional Fees	91,084	18,743
Research and development	2,072	3,013
Depreciation and Amortization	14,090	12,381
Total operating expenses	248,928	91,566

Net income (loss) from operations	(266,521)	(89,952)

Other Income (expenses)
Gain on debt settlement	-	-
Interest expense	(1,244)	-
Total other income (expenses)	(1,244)	-

Net income (loss) before income taxes	(267,765)	(89,952)
Provision for income taxes	-	-
Net income (loss)	$(267,765)	$(89,952)

Net income (loss) per common share basic and diluted	$(0.02)	$(0.01)

Weighted average number of common shares basic and diluted	13,794,901	13,684,927

The accompanying footnotes are an integral part of these financial statements.

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EPILOG IMAGING SYSTEMS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
For the years ended December 31, 2019 and the six months ended June 30, 2020
(unaudited)

	Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Capital	Deficit	TOTAL
Balance December 31, 2018	12,297,696	$1,226	$580,849	$(712,970)	$(130,895)

Net income (loss)	-	-	-	(64,856)	(64,856)
Balance December 31, 2019	12,297,696	1,226	580,849	(777,826)	(195,751)

New Shares issued	1,387,231	139	788,284	-	788,423
Professional fees			$66		66
Net income (loss)	-	-	-	(89,952)	(89,952)
Balance June 30, 2020	13,684,927	1,365	1,369,199	(867,778)	502,786

The accompanying footnotes are an integral part of these financial statements.

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EPILOG IMAGING SYSTEMS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
For the year ended December 31, 2020 and the six months ended June 30, 2021
(unaudited)

	Common Stock		Additional Paid in	Shares to be	Subscriptions	Accumulated
	Shares	Amount	Capital	issued	Receivable	Deficit	TOTAL
Balance December 31, 2019	12,297,696	1,226	580,849	-	-	(777,826)	(195,751)

Shares issued for cash	1,387,231	139	1,009,031		(90,534)	-	918,635
Issuance fees			(161,467)				(161,467)
Shares to be issued				31,255			31,255
Shares issued for services			66				66
Net income (loss)	-	-	-			(292,029)	(292,029)
December 31, 2020	13,684,927	$1,365	$1,428,479	$31,255	$(90,534)	$(1,069,855)	$300,709

Shares issued for cash - Reg CF	42,962	$4	$31,251	$(31,255)			-
Shares issued for cash - Reg A	790,243	79	1,029,787	-	(166,892)	-	862,974
Issuance fees			(323,500)	-	90,534		(232,966)
Shares issued for services	17,667	$2	13,323	-			13,325
Net income (loss)	-	-	-			(267,765)	(267,765)
June 30, 2021	14,535,799	1,450	2,179,340	(0)	(166,892)	(1,337,620)	676,278

The accompanying footnotes are an integral part of these financial statements.

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EPILOG IMAGING SYSTEMS, INC.
STATEMENT OF CASH FLOWS
For the years ended
For the six months ended June 30,
(unaudited)

	2021	2020
OPERATING ACTIVITIES
Net Income (Loss)	$(267,765)	$(89,952)
Amortization	14,090	12,381
Professional fees expensed to additional paid in capital	-	66
Shares issued for services	13,325	-
Change in accounts payable	21,358	17,079
Change in other assets	-	(2,170)
Change in accrued expenses	1,204	-
Net Cash Used by Operating Activities	(217,788)	(62,596)

Cashflow from investing activities
Purchase of equipment	(11,073)	(15,024)
Patent filings	-	-
Total Net Cash Used by Operating Activities	(11,073)	(15,024)

FINANCING ACTIVITIES:
Proceed from issuance of common stock	630,008	788,423
Proceed from (payments on) convertible notes	-	-
Proceeds from payments to - Related Party	-	(26,001)
Net Cash Provided by Financing Activities	630,008	762,422

NET INCREASE (DECREASE) IN CASH	401,147	684,802

CASH AT BEGINNING OF PERIOD	376,482	30,704

CASH AT END OF PERIOD	$777,629	$715,506

Supplemental Cashflow Information
Interest Paid	$-	$-
Taxes Paid	$-	$-

The accompanying footnotes are an integral part of these financial statements.

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EPILOG IMAGING SYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2021 and December 31, 2020

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Epilog Imaging Systems, Inc. (“the Company”) was incorporated on June 28, 2010 under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year‐end is December 31.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. The Company had a total accumulated deficit of $1,337,620 as of June 30, 2021. Therefore, there is substantial doubt about the ability of the Company to continue as a going concern. There can be no assurance that the Company will achieve its goals and reach profitable operations and is still dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) to generate positive cash flow from operations.

The (COVID-19) crisis continues to disrupt the Company’s service providers and suppliers throughout the United States and the rest of the world. This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates may be materially different from actual financial results. Significant estimates include the recoverability of long-lived assets, the collection of accounts receivable and valuation of inventory and reserves.

Risks and Uncertainties

As of June 30, 2021 the Company has started limited production on it’s “Wellcome” product and attempting to mitigate major semiconductor shortages caused by Covid 19. Once the Company commences its planned full‐scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company’s control. Any of these adverse conditions could negatively impact the Company’s financial position

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Cash and Cash Equivalents

We maintain the majority of our cash accounts at a commercial bank. The total cash balance is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per commercial bank, at times we may exceed the FDIC limits. For purposes of the statement of cash flows we consider all cash and highly liquid investments with initial maturities of one year or less to be cash equivalents. No losses have been recognized related to the amount in excess of FDIC limit.

Accounts Receivable

We grant credit to our customers and do not require collateral. Our ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by us. Reserves for un-collectible amounts are provided based on experience and a specific analysis of the accounts. Although we expect to collect amounts due, actual collections may differ from the estimated amounts.

Long-Lived Assets

Our management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment if any, is measured based on fair value and is charged to operations in the period in which long-lived assets impairment is determined by management. There can be no assurance however, that market conditions will not change or demand for our services will continue, which could result in impairment of long-lived assets in the future.

Advertising costs

The Company’s advertising costs are expensed as incurred. During the period ended June 30, 2021 and 2020, the Company recognized $0 and $8,688 in advertising costs, respectively, recorded under the heading ‘General and administrative’ in the statements of operations.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight‐line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2021 or December 31, 2020.

Revenue Recognition

The Company recognizes revenue under ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” (“ASC 606”).

Performance Obligations Satisfied Over Time

FASB ASC 606-10-25-27 through 25-29, 25-36 through 25-37, 55-5 through 55-10

An entity transfers control of a good or service over time and satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a. The customer receives and consumes the benefits provided by the entity’s performance as the entity performs (as described in FASB ASC 606-10-55-5 through 55-6).

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b. The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (as described in FASB ASC 606-10-55-7).

c. The entity’s performance does not create an asset with an alternative use to the entity (see FASB ASC 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (as described in FASB ASC 606-10-25-29).

Performance Obligations Satisfied at a Point in Time

FASB ASC 606-10-25-30

If a performance obligation is not satisfied over time, the performance obligation is satisfied at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity should consider the guidance on control in FASB ASC 606-10-25-23 through 25-26. In addition, it should consider indicators of the transfer of control, which include, but are not limited to, the following:

a. The entity has a present right to payment for the asset

b. The customer has legal title to the asset

c. The entity has transferred physical possession of the asset

d. The customer has the significant risks and rewards of ownership of the asset

e. The customer has accepted the asset

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. In Addition a) the company also does not have an alternative use for the asset if the customer were to cancel the contract, and b.) has a fully enforceable right to receive payment for work performed (i.e., customers are required to pay as various milestones and/or timeframes are met)

For the period ended June 30, 2021 and 2020 and the company recognized $0 and $10,000, respectively.

Epilog was founded with the goal of using robotics and computer vision to help humans with repetitive/robotic tasks. Specifically, the company develops artificial intelligence (“AI”) vision products related to automobiles, self-driving, and the transportation industry. The company is seeking to bring human quality, AI based vision driver assistance technology to millions of cars already on the road today (mobile solution) as well as queue management system for monitoring the flow of people and vehicles (stationary solution). The company’s products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

The Company is unable to reasonably estimate future costs that will be incurred under its warranty program on revenue recognized as of June 30, 2021 and the Company anticipates the amounts associated with revenues recognized as of June 30, 2021 to be immaterial to the financial statements.

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Fair Value of Financial Instruments

The Financial Accounting Standards Board issued ASC (Accounting Standards Codification) 820-10 (SFAS No. 157), “Fair Value Measurements and Disclosures” for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FASB ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. FASB ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

•

Level 1 ‐ Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange‐traded instruments and listed equities.

•

Level 2 ‐ Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

•

Level 3 ‐ Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company’s financial instruments consist of cash, prepaid expenses, inventory, accounts payable, convertible notes payable, advances from related parties. The estimated fair value of cash, prepaid expenses, investments, accounts payable, convertible notes payable and advances from related parties approximate their carrying amounts due to the short-term nature of these instruments.

The carrying amount of accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Other Comprehensive Income

We have no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Net Profit (Loss) per Common Share

Basic profit / (loss) per share is computed on the basis of the weighted average number of common shares outstanding. As of June 30, 2021, we had outstanding common shares of 14,535,799 used in the calculation of basic earnings per share. Basic Weighted average common shares and equivalents for the period ended June 30,2021 were 13,794,901 As of June 30, 2021 there were no outstanding instruments that could be dilutive and diluted weighted average common shares and equivalents were withheld from the calculation as they were considered anti-dilutive.

Research and Development

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the period ended June 30, 2021 and 2020, the Company recognized $2,072 and $3,013 in research and development costs, respectively.

Share-Based Compensation

The Company accounts for stock‐based compensation in accordance with ASC Section 718 Compensation-Stock Compensation. Under the fair value recognition provisions of ASC 718, stock‐based compensation cost is measured at the grant date based on the fair value of the award.

As of June 30, 2021 the board of directors had approved an allocation of 332,500 shares for services rendered to key individuals to be granted once the company stock option plan is in place.

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Income Taxes

Federal Income taxes are not currently due since we have had losses since inception.

On December 22, 2018 H.R. 1, originally known as the Tax Cuts and Jobs Act, (the “Tax Act”) was enacted. Among the significant changes to the U.S. Internal Revenue Code, the Tax Act lowers the U.S. federal corporate income tax rate (“Federal Tax Rate”) from 35% to 21% effective January 1, 2018. The Company will compute its income tax expense for the year ended December 31, 2021 using a U.S. Federal Tax Rate of 21% and an estimated state of California rate of 9%.

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company is no longer subject to U.S. federal tax examinations for years prior to fiscal 2018. Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard required by ASC 740-10-25-5.

Deferred income tax amounts reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

As of June 30, 2021, we had a net operating loss carry-forward of approximately $(1,337,620) and a deferred tax asset of $401,286 using the statutory rate of 30% (US. Federal rate of 21% and the state of California rate of 9%. For tax years prior to January 2018, the deferred tax asset may be recognized in future periods, not to exceed 20 years. Under the CARES Act, NOLs arising in tax years beginning after December 31, 2017, and before January 1, 2021 (e.g., NOLs incurred in 2018, 2019, or 2020 by a calendar-year taxpayer) may be carried back to each of the five tax years preceding the tax year of such loss. Since the enactment of the Tax Cuts and Jobs Act of 2017 (TCJA), NOLs generally could not be carried back but could be carried forward indefinitely. Further, the TCJA limited NOL absorption to 80% of taxable income. The Cares act temporarily removes the 80% limitation, reinstating it for tax years beginning after 2020. However, due to the uncertainty of future events, we have booked a valuation allowance of $(401,286). FASB ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition, classification, interest, and penalties, accounting in interim periods, disclosure, and transition. At June 30, 2021 the Company had not taken any tax positions that would require disclosure under FASB ASC 740.

	June 30, 2021	December 31, 2020
Deferred Tax Asset	$401,286	$320,957
Valuation Allowance	(401,286)	(320,957)
Deferred Tax Asset (Net)	$-	$-

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Recently Issued Accounting Standards

The Company is reviewing the effects of following recent updates. The Company has no expectation that any of these items will have a material effect upon the financial statements.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses [codified as Accounting Standards Codification Topic (ASC) 326]. ASC 326 adds to US generally accepted accounting principles (US GAAP) the current expected credit loss (CECL) model, a measurement model based on expected losses rather than incurred losses. Under this new guidance, an entity recognizes its estimate of expected credit losses as an allowance, which the FASB believes will result in more timely recognition of such losses. This will become effective in January 2023 and the impact on the company is under evaluation.

Update 2020-06—Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This was issued in August of 2020 and will become effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. We are in the process of evaluating the impact to the company.

NOTE 2 – PLANT AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight‐line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long‐lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long‐lived asset might not be recoverable. No impairment was considered necessary at June 30, 2021 and December 31, 2020. For the six months ended June 30, 2021 the company acquired additional equipment at a cost of $11,073. Depreciation expense for the six months ended June 30, 2021 and December 31, 2020 $2,590 and $881 respectively.

Plant and Equipment	June 30, 2021	December 31, 2020

Furniture and Equipment	$84,783	$73,710
Warehouse Equipment	9,902	9,902
Total Plant and Equipment (Gross)	94,685	83,612

Accumulated Depreciation	(62,813)	(60,224)

Total Plant and Equipment (Net)	$31,872	$23,388

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NOTE 3 – INTANGIBLE ASSETS

Intangible assets	June 30, 2021	December 31, 2020

Patent/Super Resolution Imaging	$220,875	$220,875
EPILOG NAME PURCHASE	12,000	12,000
Intangibles - Patent # 7274381	130,000	130,000
Intangibles - Patent # 7573715	130,000	130,000
Intangibles - Patent #6833843	130,000	130,000
Intangibles - Website	10,000	10,000
Total Intangible Assets (Gross)	632,875	632,875

Accumulated Amortization	(332,826)	(321,326)

Total Intangible Assets (Net)	$300,049	$311,549

Amortization expense for the period ended June 30, 2021 and December 31, 2020 was $11,500 and $11,500, respectively. Other intangible assets in the table above consist of the purchase of the website and the company name. Patent filings are for patents that have not yet been issued and therefore have not yet begun being amortized.

The patents that are being amortized were purchased and recorded at cost.

Management periodically considers the need for impairment of the intangible assets and currently has no need for impairment.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

During 2018, the Company entered into an agreement with a manufacturing company to build and test the prototypes. The statement of work estimates the total cost to be $541,000. Payment is through the amortization of the total cost per unit price of the product based on the forecasted volume of product to be purchased by the Company during the first 24 months of full commercial production of the products. To date, no such production has occurred, and no work related to the agreement has been performed.

On April 1, 2020 Epilog entered a lease agreement for R&D space located at 155 Dubois Street, Suite D Santa Cruz, CA 95060. The original term of the lease was April 1, 2020 through April 31, 2021 at the rate of $2,170 per month. On August 1, 2020 the lease was revised to include some additional space and extended through Dec 31, 2021. The new monthly rate effective August 1, 2020 is $2,470 per month and will increase to $2,544 per month on May 1, 2021. For the six months ended June 30, 2021 and 2020 we recognized rent expense of $15,841 and $5,181 respectively.

Schedule of short-term lease obligations:

2021	$14,820
Total	$14,820

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NOTE 5 – NO RELATED PARTY TRANSACTIONS

During 2020, a shareholder of the Company advanced funds for operations. At June 30, 2021, and December 31, 2020, the amount of advances outstanding is $227,525 and $227,525, respectively, and are recorded under ‘notes payable related party’ on the balance sheets. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at June 30, 2021 and December 31, 2020, was $97,717 and $96,513, respectively. During October 2018, the Company’s chief technology officer purchased 1,716,528 common shares, and a family member of the CEO purchased 122,609 common shares. There were no stock issuances to related parties in 2020 or 2019.

There were no related party transactions between January 1, 2021 and June 30, 2021.

NOTE 6 – STOCKHOLDERS’ EQUITY

The Company has authorized 25,000,000 shares of common stock at $0.0001 par value. In 2020, the Company issued a total of 1,387,231 common shares for cash proceeds of $788,423 net of issuance costs of $161,467 We also had 42,962 shares to be issued for a total dollar amount of $31,255. We also had outstanding stock subscriptions receivable of $90,534.

On September 14, 2020 the board of directors approved to allocated 670,000 shares at total price of $67 for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place.

During the six months ended June 30, 2021 the company sold 833,205 shares of its common stock from the Reg A offering for gross proceeds of $862,794 with issuance costs of $232,966 for net proceeds of $630,008.

During the six months ended June 30, 2021 the company issued 17,667 shares of its common stock for services at a value of $13,325.

As of June 30, 2021 the board of directors had approved an allocation of 332,500 shares for services rendered to key individuals to be granted once the company stock option plan is in place.

NOTE 7 – SUBSEQUENT EVENTS

On July 11, 2021 the form 1-K was filed with the Securities and Exchange Commission. The form 1-K filing is required on an annual basis by issuers that have completed a Tier 2 offering under Regulation A. Tier 2 comprises offerings of securities up to $50 million in a 12-month period.

In August 3, 2021 the trademark SIDECAR has been allowed by the United States Patent and Trademark Office (USPTO.) The allowance is an International Class 9 authorization for a “Day and night vision system primarily comprising motion sensors and a camera for assisting drivers of vehicles.” Epilog’s self-driving product was previously called “Sherpa” and the name change to Sidecar was motivated because of potential trademark conflicts.

On August 7, 2021 Epilog entered a loan agreement with StartEngine Primary LLC, where $100,000 in funds for advertising, promotional and advertising were provided. The loan amount shall be repaid to StartEngine or its affiliates on the date of the closing of the Reg A+ offering. The Loan Amount shall bear interest at the rate of 0% per annum, provided that in no event shall the interest rate be less than the minimum rate of interest required in order to avoid the imputation of interest for federal income tax purposes.

On July 12, 2021, Epilog filed a Trademark application for the mark WELLCOME covering the Class 9 “Downloadable software in the nature of mobile application software for use in connection with a health device making health measurements and assessments; downloadable software applications for mobile devices for use in connection with a health device making health measurements and assessments.”

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On July 12, 2021 Epilog formed a new wholly-owned subsidiary, “Aperis, LLC,” a California company. Aperis was established to differentiate the branding/messaging for our queue management products, distinguishing it from the self-driving technology (e.g. SideCar). Aperis will have its own dedicated website, trademarks, salesforce, distribution channels, and patent portfolio. The first product being offered under the Aperis brand is a remote health diagnostic device using the trademark “WellCome™” (formerly Tempo). The second product being developed under the Aperis brand uses the trademark “CloseView™”. The primary application for CloseView is AI analysis of the movement of people and vehicles in very large outdoor or indoor environments, e.g. warehouses, parking lots, etc.

On September 21, 2021 Epilog entered a loan agreement with StartEngine Primary LLC, where $150,000 in funds for advertising, promotional and advertising were provided. The loan amount shall be repaid to StartEngine or its affiliates on the date of the closing of the Reg A+ offering. The Loan Amount shall bear interest at the rate of 0% per annum, provided that in no event shall the interest rate be less than the minimum rate of interest required in order to avoid the imputation of interest for federal income tax purposes.

On September 14, a new patent application was filed with the USPTO.

On September 24, 2021, the Aperis website is available online and accepting pre-orders using the URL www.aperis.ai. The Aperis website helps differentiate the branding/messaging for Epilog’s queue management products. The name “Aperis” originates from the Latin root “Aperio” which literally means “Uncover” or “Reveal”. Aperis products use Epilog’s highly advanced Artificial Intelligence and multispectral stereo imaging capabilities to gain new insights into the world around us.

On September 24, 2021 three Epilog patents and patent applications were extended to international filings.

Between July 1, 2021 and September 23, 2021 Epilog sold 405,413 shares at an average price of $1.31 per share, with $529,355 in proceeds.

In accordance with ASC 855, the Company has analyzed its operations subsequent to December 31, 2020 through April 22, 2021, and has determined that it does not have any other material subsequent events to disclose in these financial statements.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
1.1	Issuer Agreement with StartEngine Primary, LLC (incorporated by reference to Exhibit 1.1 to the Offering Statement on Form 1-A filed on October 1, 2020)
2.1	Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on October 1, 2020)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on October 1, 2020)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on December 14, 2020)
6.1	Lease Agreement dated August 1, 2020 (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on October 1, 2020)
6.2	Epilog and Jabil Ultimax Prototype Statement of Work dated September 12, 2018 (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on October 1, 2020)
8.1	Escrow Agreement (incorporated by reference to Exhibit 8.1 to the Offering Statement on Form 1-A filed on October 1, 2020)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, State of California, on September 28, 2021.

Epilog Imaging Systems, Inc.

/s/ Michael Mojaver

By Michael Mojaver
CEO of Epilog Imaging Systems, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Michael Mojaver

Michael Mojaver, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

Date: September 28, 2021

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